Free Writing Prospectus
Filed pursuant to Rule 433(f)
Registration Statement No. 333-157560
Dated March 5, 2009

Commerce Bancshares, Inc.
Free Writing Prospectus Published or Distributed by Media

On February 27, 2009, The Kansas City Star’s online publication published an article concerning Commerce Bancshares, Inc. (the “Company”). On February 28, 2009, the print edition of The Kansas City Star published an article concerning the Company and replaced the February 27, 2009 online article with an article identical to the print edition published by The Kansas City Star. The full text of the February 27, 2009 online article and the February 28, 2009 online and print article is reproduced below.

The articles published by The Kansas City Star and The Kansas City Star’s online publication were not prepared by or reviewed by the Company or any other offering participant prior to their publication. The publisher of the articles is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the articles or any other articles published by this publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. Aberdeen or derived from the Company’s public filings with the SEC, the articles represented the author’s opinion and the opinion of others, which are not endorsed or adopted by the Company.

You should consider statements in the articles or contained herein only after carefully evaluating all of the information in the Company’s registration statement on Form S-3 (File No. 333-157560), which the Company filed with the SEC on February 27, 2009, and in the related prospectus supplement dated February 27, 2009, including the risks described therein and in the Company’s Annual Report on Form 10-K filed on February 26, 2009 and the other documents incorporated by reference into the Registration Statement.

For purposes of clarification, we note that the February 28, 2009 online and print article attributes the following statement to Mr. Aberdeen, “the $200 million in new stock might be sold in the next two quarters.”  Mr. Aberdeen’s statement was intended to convey that the offering could be completed in as little as two quarters.  However, based on market conditions, or other factors, the offering may extend beyond such period.

Forward Looking Information

This free writing prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include future financial and operating results, expectations, intentions and other statements that are not historical facts. Such statements are based on current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.

Full Text of February 27, 2009 Kansas City Star Article (online version only)

Commerce to tap capital market

After telling Uncle Sam ‘No, thanks’ when Washington offered government capital, Commerce Bancshares Inc. plans to raise up to $200 million from regular investors.

Acting on a belief it is one of a few banks that could actually attract capital these days, Commerce has set up what Wall Street types call a “dribble out” program.

It will watch its stock price and when it likes what it sees, Commerce will dribble out new shares to investors who want to buy stock in a healthy bank.

“We can turn the program on an off as conditions are right,” said Jeffery Aberdeen, controller for the Kansas City-based banking company. “We certainly won’t be interested in selling at a low price.”

The stock sales will be handled by Morgan Stanley, acting as Commerce’s sales agent.

Aberdeen emphasized that Commerce doesn’t need more capital, in that it already exceeds well capitalized standards.

But it wouldn’t mind having a bit more extra capital in these “opportunistic” times, he said.

Full Text of February 28, 2009 Kansas City Star Article (print and online version)

Commerce seeking to raise new capital

By MARK DAVIS
The Kansas City Star

After telling Uncle Sam “no, thanks” when Washington offered government capital, Commerce Bancshares Inc. plans to raise up to $200 million from regular investors.

Commerce has set up what Wall Street calls a “dribble out” program.

It will watch its stock price, and when it likes what it sees, Commerce will sell new shares to investors who want to buy stock in a healthy bank.

“We can turn the program on and off as conditions are right,” said Jeffery Aberdeen, controller for the Kansas City-based banking company. “We certainly won’t be interested in selling at a low price.”

Aberdeen said to think of the plan as the opposite of a stock buyback. In those more common events, a company watches its stock price and buys its own shares from the public market.

The dribble-out stock sales will be handled by Morgan Stanley, acting as Commerce’s sales agent.

Aberdeen emphasized that Commerce doesn’t need more capital, in that it already exceeds regulators’ standards for well-capitalized banks.

But it wouldn’t mind having a bit more extra capital in these “opportunistic” times, he said.

“We’d like to be more conservative and have a little more capital,” Aberdeen said.

Commerce also is acting on a belief that it is one of a few banks that could actually raise capital from investors in this environment.

Aberdeen said he believes the $200 million in new stock might be sold in the next two quarters. He said the company hadn’t decided whether that additional capital would go into the Commerce Bank’s capital accounts but added that it could.

Commerce shares rose 1 cent Friday and closed at $34.73.

To reach Mark Davis, call 816-234-4372 or send e-mail to mdavis@kcstar.com.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, or any agent participating in the offering, will arrange to send you the prospectus if you request it by calling (816) 234-2000.